UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 001-40073

CUSIP Numbers: G6S23K 108, G6S23K 116, G6S23K 124

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-CEN

For the Transition Period Ended:_______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filings checked above, identify the Item(s) to which the notification relates.

PART I — REGISTRANT INFORMATION

MORINGA ACQUISITION CORP

Full name of Registrant:

N/A

Former name if applicable:

250 Park Avenue, 7th Floor

Address of Principal Executive Office (Street and Number):

New York, NY 10177

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semiannual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Moringa Acquisition Corp (“Moringa”) has been studying the recently issued guidance from the staff of the Securities and Exchange Commission regarding accounting treatment for the securities of special purpose acquisition companies such as Moringa and has been analyzing its applicability to Moringa. That process is being carried out in close consultation with Moringa’s professional advisors, including external legal counsel and independent auditors.

That process has significantly adversely impacted Moringa’s ability to meet the filing deadline for its quarterly report on Form 10-Q for the quarter ended March 31, 2021.

Due to the foregoing, Moringa is unable to file, without unreasonable effort or expense, its quarterly report by the prescribed due date of May 17, 2021 (the first business day after May 15, 2021, which is a Saturday). Moringa plans to file its quarterly report within the prescribed extension period allotted under Rule 12b-25(b), by May 20, 2021.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Gil Maman, Chief Financial Officer	(212)	572-6395
Name	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Moringa Acquisition Corp

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2021	By:	/s/ Gil Maman
Gil Maman
Chief Financial Officer

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